UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): March 25, 2022

YS RE RAF I LLC

(Exact name of issuer as specified in its charter)

Delaware	86-3780020
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

300 Park Avenue, 15th Floor New York, NY	10022
(Address of principal executive offices)	(Zip code)

(844) 943-5378

(Issuer’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 7. Departure of Certain Officers

Effective March 25, 2022, Jimmy Pandhi, the Chief Executive Officer, Chief Financial Officer, President, Secretary, and principal accounting officer of YS RE RAF I LLC (the “Company”) resigned from the Company as its Chief Executive Officer, Chief Financial Officer, President, Secretary, and principal accounting officer.

The Company’s board of managers appointed Sylvain Grande, the Chief Operating Officer of YieldStreet Management, LLC, the manager of the Company, to serve as the Company’s Chief Executive Officer, President, and Secretary, and Nicole Lupo to serve as Chief Financial Officer and principal accounting officer, effective upon Mr. Pandhi’s resignation. Neither Mr. Grande nor Ms. Lupo will be compensated for their services as the Company’s Chief Executive Officer, President, and Secretary and Chief Financial Officer and principal accounting officer, respectively.

Mr. Grande is also the Chief Operating & Chief Product Officer of YieldStreet, Inc. (“YieldStreet” or the “Sponsor”), leading operations, customer support, transaction management, product management, design, and data teams. Prior to joining the Sponsor, Mr. Grande was a member of the Executive team at Shutterstock, leading product and design. Mr. Grande brings to the Sponsor more than 20 years of experience in technology, customer experience, subscription, and e-commerce business models, having worked at Sony, Nokia, Myspace.com, and SoundCloud. During his tenure at SoundCloud, he was responsible for both driving revenue for consumer and creator subscriptions, and leading teams focused on product development (including advertising products) and content operations. Mr. Grande holds an MBA from Essec, France and a BA in History from La Sorbonne, Paris.

Ms. Lupo has served as Controller of the Sponsor since March 2020. Prior to joining Yieldstreet, Ms. Lupo was Assistant Controller at CIFC Asset Management from 2015 to 2020, where she focused on the firm’s credit hedge funds and private equity funds. In addition, Ms. Lupo spent three years at Apollo Global Management from 2013 to 2015 where she was an Associate Director in the accounting department of the BDC, Apollo Investment Corp. Before joining Apollo Global Management, Ms. Lupo spent seven years in public accounting performing audits of regulated hedge funds and private equity funds. Ms. Lupo received a B.B.A in Accounting from the Hofstra University. Ms. Lupo is also a Certified Public Accountant in the State of New York.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York on March 25, 2022.

YS RE RAF I LLC

By: YieldStreet Management, LLC, its manager

/s/ Milind Mehere
By:	Milind Mehere, Chief Executive Officer